UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)*

_____________________________
EXFO INC.
(Name of Subject Company)
EXFO INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

_____________________________
Subordinate Voting Shares without par value
(Title of Class of Securities)

_____________________________
302043 10 4
(CUSIP Number of Class of Securities)

_____________________________
Benoit Ringuette
EXFO Inc.
400 Godin Avenue
Quebec City, Quebec, Canada
G1M 2K2
(418) 683-0211

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Jean-Michel Lapierre Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242 Suite 3700, 800 Victoria Square Montreal, Quebec, Canada H4Z 1E9 (514) 397-7400	Brian P. Lenihan Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 USA (617) 248-5000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$35,553,000	$4,132

*
Estimated solely for the purpose of calculating the amount of the filing fee.  This amount is based upon the offer to purchase for not more than Cdn$30,000,000 a combined aggregate of up to 7,142,857 subordinate voting shares of EXFO Inc. at a price of Cdn$4.20 per share (which is the minimum purchase price under the tender offer) in cash and is calculated based on the Bank of Canada noon exchange rate as reported for conversion of Canadian dollars into U.S. dollars on January 7, 2015 (Cdn$1 = US$1.1851).

**	Calculated at $116.20 per $1,000,000.00 of the Transaction Valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,132
Form or Registration No.:	Schedule TO (005-59259)
Filing Party:	EXFO Inc.
Date Filed:	January 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 8, 2015 (the “Schedule TO”) by EXFO Inc., a corporation existing under the laws of Canada (“EXFO”) in connection with its offer to purchase up to an aggregate amount of Cdn$30,000,000 of its subordinate voting shares at a price of not less than Cdn$4.20 and not more than Cdn$4.60 per subordinate voting share, in cash (subject to applicable withholding taxes, if any) without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2015 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal and Notice of Guaranteed Delivery (together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Circular is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and Circular, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(i), is hereby amended and supplemented to add the following paragraph at the end thereof:

“On February 16, 2015, EXFO issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., Eastern Time, on Friday, February 13, 2015. A copy of this press release is filed as exhibit (a)(5)(i) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(5)(i)	Press Release issued by EXFO Inc. on February 16, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXFO INC.

By:            /s/ Germain Lamonde
Name:     Germain Lamonde
Title:        President and Chief Executive Officer

Dated:  February 16, 2015

INDEX TO EXHIBITS

Exhibit
Number                  Description

(a)(1)(i)*	Offer to Purchase, dated January 8, 2015 and the accompanying Issuer Bid Circular.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)**	Press Release issued by EXFO Inc. on February 16, 2015.

(b)	None.

(d)(i)
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.35 of EXFO’s Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895).

(d)(ii)	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on January 8, 2015.

**	Filed herewith.